UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 10)

Omega Healthcare Investors, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

681936100

(CUSIP Number)

Kymberlyn K. Janney

Explorer Holdings, L.P.

3232 McKinney Avenue, Suite 890

Dallas, Texas 75204-2429

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2004

(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule.13d-1(b)(3) or (4), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No.	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Explorer Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power None 9. Sole Dispositive Power None 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Explorer Holdings GenPar, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power None 9. Sole Dispositive Power None 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hampstead Investment Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None 8. Shared Voting Power None 9. Sole Dispositive Power None 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	13D	Page 5 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Donald J. McNamara

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 560,955** 8. Shared Voting Power None 9. Sole Dispositive Power 560,995** 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 560,955**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 1.3%**

14.	Type of Reporting Person (See Instructions) IN

**	Mr. McNamara (i) owns 166,729 shares of common stock directly, (ii) holds options for 14,000 shares of common stock, of which 11,999 are exercisable immediately or in the next 60 days, (iii) may be deemed to have beneficial ownership of 1,466 shares of common stock held by a trust established by Mr. McNamara for non-family members of which Mr. McNamara is the trustee, (iv) may be deemed to have beneficial ownership of 7,546 shares of common stock held by a charitable foundation established by Mr. McNamara of which Mr. McNamara has voting and investment control, and (v) may be deemed to have beneficial ownership of 373,215 shares of common stock held by a partnership established by Mr. McNamara for the benefit of certain members of Mr. McNamara’s family, of which Mr. McNamara may be deemed to have voting or investment power. Mr. McNamara disclaims beneficial ownership of all shares held by the trust, charitable foundation and partnership discussed above.

CUSIP No.	13D	Page 6 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Daniel A. Decker

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 18,050** 8. Shared Voting Power None 9. Sole Dispositive Power 18,050** 10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,050**

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%**

14.	Type of Reporting Person (See Instructions) IN

**	Mr. Decker (i) owns 6,051 shares of common stock directly and (ii) holds options for 14,000 shares of common stock, of which 11,999 are exercisable immediately or in the next 60 days.

Page 7 of 9 Pages

This amendment to Schedule 13D/A amends and supplements the information set forth in the Statement on Schedule 13D filed on May 25, 2000, as amended on April 19, 2001, September 20, 2001, October 29, 2001, November 26, 2001, February 22, 2002, March 28, 2002, April 18, 2002, May 15, 2002 and February 11, 2004 (as amended, the “Statement”) by the Reporting Persons.

Item 1. Security and Issuer.

This amendment relates to the common stock, par value $0.10 (the “Common Stock”), of Omega Healthcare Investors, Inc. (the “Company”).

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following at the end thereof:

On March 3, 2004, the Company and Explorer entered into an Underwriting Agreement (“Underwriting Agreement”) with UBS Securities LLC, Deutsche Bank Securities Inc. and Banc of America Securities, LLC, as Representatives of the Underwriters (the “Underwriters”). Pursuant to the Underwriting Agreement, and under a registration statement of the Company on Form S-3 (File No. 333-112731) and amendment thereto filed with the Securities and Exchange Commission, Explorer sold an aggregate of 18,118,246 shares of Common Stock to the Underwriters on March 8, 2004 at a price per share of $9.3575. Immediately following the sale, Explorer owned no shares of Common Stock of the Company.

Following the closing of the sale of Common Stock under the Underwriting Agreement, Daniel A. Decker, Donald J. McNamara, Christopher W. Mahowald and Thomas W. Erickson, each of whom was a designee of Explorer, resigned from the board of directors of the Company.

In connection with the Underwriting Agreement, the Company and certain of the Reporting Persons have agreed with the Underwriters that they will not, without the prior written approval of UBS Securities LLC, subject to certain permitted exceptions, offer, sell, contract to sell or otherwise dispose of or hedge any shares of Common Stock or securities that are convertible into or exercisable or exchangeable for shares of Common Stock during the period of 90 days after March 3, 2004. Pursuant to the Underwriting Agreement, the Company and Explorer have agreed to indemnify Underwriters against certain liabilities under the Securities Act of 1933, as amended (“Securities Act”), and the Underwriters have agreed to indemnify the Company and Explorer against certain liabilities under the Securities Act. This summary of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement which is filed as Exhibit A hereto and incorporated herein by reference.

Depending on market conditions and other factors that each may deem material to its investment decision, each of the Reporting Persons may purchase shares in the open market or in private transactions or may dispose of all or a portion of the shares that such Reporting Person owns or may hereafter may acquire. Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended to read in its entirety as follows:

(a) Each of the Reporting Persons, other than Messrs. McNamara and Decker, beneficially owns no shares of Common Stock.

Messrs. Decker and McNamara may be deemed to beneficially own the shares of Common Stock described on pages 5 and 6 of this Statement.

Page 8 of 9 Pages

Item 5(c) is hereby amended to add the following at the end thereof:

(c) As described in Item 4 above, on March 3, 2004, the Company, Explorer and the Underwriters entered into the Underwriting Agreement. On March 8, 2004, Explorer received $169,541,478 in proceeds in connection with the underwritten public offering.

On February 18, 2004 the Company issued 363 shares of Common Stock to each of Messrs. McNamara and Decker as compensation for services as directors.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Items 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A -	Underwriting Agreement dated March 3, 2004 by and among the Company, Explorer and UBS Securities LLC, Deutsche Bank Securities Inc. and Banc of America Securities, LLC, as Representatives of the Underwriters incorporated by reference from Exhibit 1.1 to the Company’s Current Report on Form 8-K filed March 4, 2004.

Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct, and agree that this Statement may be filed collectively on behalf of each of the undersigned by Explorer Holdings, L.P., Explorer Holdings GenPar, LLC, Hampstead Investment Partners III, L.P., Donald J. McNamara and Daniel A. Decker.

Date: March 10, 2004

EXPLORER HOLDINGS, L.P.

By:	Explorer Holdings GenPar, LLC, its General Partner

	By:	/s/ Kymberlyn K. Janney

Kymberlyn K. Janney Authorized Officer

EXPLORER HOLDINGS GENPAR, LLC

By:	/s/ Kymberlyn K. Janney

Kymberlyn K. Janney Authorized Officer

HAMPSTEAD INVESTMENT PARTNERS III, L.P.

By:	Hampstead Investment Partners III GenPar, L.P., its General Partner

	By:	Hampstead GenPar III, LLC, its General Partner

		By:	/s/ Kymberlyn K. Janney

Kymberlyn K. Janney Authorized Officer

/s/ Kymberlyn K. Janney*
Donald J. McNamara

/s/ Kymberlyn K. Janney*
Daniel A. Decker

*	Pursuant to Power of Attorney previously filed.